                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-47117

MOBIUS MANAGEMENT SYSTEMS, INC. Supplement No. 1 to Prospectus Dated April 27, 1998 The date of this Supplement No. 1 is May 12, 1998

On May 12, 1998, Mobius Management Systems, Inc. issued the attached press release relating to its results of operations for the fiscal quarter and nine-months ended March 31, 1998.


                                    FOR:     Mobius Management Systems, Inc.
                                             120 Old Post Road
                                             Rye, NY 10580

FOR IMMEDIATE RELEASE

                                CONTACT:     Kevin Dahill
                                             Chief Financial Officer
                                             914-921-7200

                                             Michele Katz/Connie Bienfait/
                                             Jonathan Rebell
                                             Morgen-Walke Associates
                                             (212) 850 5600

                     MOBIUS MANAGEMENT SYSTEMS, INC. REPORTS
                        THIRD QUARTER FISCAL 1998 RESULTS
                 PROFITS IMPROVE 234% ON 38% INCREASE IN REVENUE

RYE, NY, MAY 12, 1998 - - Mobius Management Systems, Inc., (NASDAQ:MOBI) today reported results for its fiscal third quarter ended March 31, 1998.

      Total revenue increased 38%, to $12.9 million in the quarter, from $9.3 million for the quarter ended March 31, 1997. Software license revenues were $8.1 million for the three months ended March 31, 1998 and represented 63% of total revenue for the quarter as compared to $5.2 million in the comparable period in 1997. For the nine months ended March 31, 1998, total revenue increased 35% to $36.0 million, compared to $26.7 million for the 1997 period. Software license revenues totaled $22.4 million, or 62% of total revenue for the 1998 nine-month period, compared to $15.5 million in the same period in 1997.

      For the three months ended March 31, 1998, net income increased 234% to $768,000, or $0.05 per diluted share, compared to net income of $230,000, or $0.01 per diluted share, in the year-ago period. Included in net income for the 1998 period was a non-cash charge to compensation expense of $313,000, associated with the compensation effect of options granted prior to the pricing of the Company's initial public offering. Weighted average diluted shares outstanding were 16,435,000 in the current quarter, compared to 15,853,000 in the year-ago quarter.

      For the nine-month period ended March 31, 1998, the Company reported net income of $2.6 million, or $0.16 per diluted share, compared to $1.0 million, or $0.07 per diluted share, for the nine-month period ended March 31, 1997. Net income and diluted earnings per share for the nine months ended March 31, 1998 included the $313,000 compensation expense described above.

                                     -more-


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      On April 27, 1998, Mobius completed its initial public offering of 3.3 million common shares, which included 2.5 million primary shares and 800,000 shares from selling shareholders (excluding the underwriters' over-allotment option) at an offering price of $14.50 per share. The net proceeds to the Company were $32.8 million, and the total number of shares outstanding as of April 28, 1998 was 17,670,000. Subsequently, an additional 452,000 shares from the selling shareholders were sold as the underwriters' over-allotment. None of the proceeds from the sales by selling shareholders were realized by the Company.

      Mobius Management Systems, Inc. is a leading provider of enterprise-wide Electronic Document Warehouse software solutions. Founded in 1981, the Company develops and markets a complete family of software products to index, archive, retrieve, and present large volumes of mission-critical corporate information. The Company is headquartered in Rye, New York, with eleven domestic offices and foreign subsidiaries located in England, France, Germany, Italy, and Sweden. Mobius Management Systems, Inc. can be found on the World Wide Web at www.mobius-inc.com

      Statements contained in this release, other than historical financial results, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. In particular, any statements contained herein regarding expectations with respect to future sales and profitability, as well as product development and/or introductions, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the Company's control, which may cause actual results, performance or achievements to differ materially from those projected or implied in such forward-looking statements. Factors that might affect actual results, performance or achievements include, among other things, overall economic and business conditions, the demand for the Company's goods and services, and technological advances and competitive factors in the markets in which the Company competes. These risks and uncertainties are described in detail from time to time in Mobius' filings with the Securities and Exchange Commission, including its registration statement on Form S-1 dated April 27, 1998. Mobius accepts no obligation to update these forward-looking statements and does not intend to do so.

                               (TABLES TO FOLLOW)


Mobius Management Systems, Inc.                                           Page 2
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                         MOBIUS MANAGEMENT SYSTEMS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                (Unaudited, in thousands, except per share data)

                                              THREE MONTHS                   NINE MONTHS
                                                 ENDED                         ENDED
                                         3/31/98        3/31/97        3/31/98        3/31/97
                                         -------        -------        -------        -------
REVENUES:
   Software license revenues             $ 8,075        $ 5,237        $22,368        $15,476
   Maintenance and other revenues          4,816          4,087         13,594         11,246
                                         -------        -------        -------        -------
     TOTAL REVENUE                        12,891          9,324         35,962         26,722

COST OF REVENUES:
   Software license revenues                 217            276            895            804
   Maintenance and other revenues            866            751          2,420          2,192
                                         -------        -------        -------        -------
     TOTAL COST OF REVENUE                 1,083          1,027          3,315          2,996

GROSS PROFIT                              11,808          8,297         32,647         23,726

OPERATING EXPENSES:
   Sales and marketing                     6,566          5,255         17,363         14,435
   Research and development                1,975          1,533          5,525          4,343
   General and administrative              1,740          1,136          4,744          3,047
   Stock compensation expense                313             --            313             --
                                         -------        -------        -------        -------
     TOTAL OPERATING EXPENSES             10,594          7,924         27,945         21,825

Income from operations                     1,214            373          4,702          1,901
Miscellaneous income, net                    533            211          1,353            529
                                         -------        -------        -------        -------
Income before income taxes                 1,747            584          6,055          2,430
Provision for income taxes                   979            354          3,334          1,397
Accretion on preferred stock                  --             --            102             --
                                         -------        -------        -------        -------
NET INCOME                               $   768        $   230        $ 2,619        $ 1,033
                                         =======        =======        =======        =======
Basic weighted average shares             10,909         15,000         10,909         15,000
Basic earnings per share                 $  0.07        $  0.02        $  0.24        $  0.07

Diluted weighted average shares           16,435         15,853         16,277         15,350
Diluted earnings per share               $  0.05        $  0.01        $  0.16        $  0.07

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                         MOBIUS MANAGEMENT SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                                      3/31/98          12/31/97
                                                     --------          --------
                                                   (Unaudited)
ASSETS:
  Cash & cash equivalents                            $  9,669          $  7,182
  Accounts receivable, net                              3,142             6,238
  Software license installments                        18,165            16,767
  Other assets                                          4,625             4,160
                                                     --------          --------
    TOTAL ASSETS                                     $ 35,601          $ 34,347
                                                     ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
 LIABILITIES:

  Accounts payable, accrued expenses and
    other current liabilities                        $  6,261          $  6,341
  Deferred maintenance revenue                         16,035            16,116
  Other liabilities                                     2,703             2,453
  Convertible preferred stock                          12,000            12,000

STOCKHOLDERS' EQUITY:
  Common equity                                        10,602
  Treasury stock, at cost                             (12,000)          (12,000)
                                                     --------          --------
 TOTAL LIABILITY & STOCKHOLDERS' EQUITY              $ 35,601          $ 34,347
                                                     ========          ========